BRF S.A.

PUBLICLY-HELD COMPANY
CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and to the market in general, in continuity to the announcement of the initiative to finance energy efficiency projects at the latest BRF Day, held on December 8, 2020, that the first agreement between the Company and Banco do Brasil (BB) has been executed, with the intention to finance the installation of solar energy panels on farms and to develop environmental enhancements in the properties belonging to the integrated producers. The referred agreement makes available to the integrated producers up to R$ 200 million for investments in energy efficiency projects, in accordance with the BRF Sustainability plan.

The agreement with BB represents one of the initiatives associated to BRF's long-term strategy, which provides for the continuity of Company's commitment to sustainability across and permeating its entire business. BRF has set the goal to increase the self-production of electricity from clean or renewable sources by 50% in the next 10 years and the execution of the agreement represents another step in such direction.

São Paulo, March 11, 2021

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.